

August 31, 2010

Mr. Franco Bernabè
Chief Executive Officer
Telecom Italia S.p.A.
Piazza degli Affari 2
20123 Milan, Italy

> **Re: Telecom Italia S.p.A.**
> **Form 20-F for Fiscal Year Ended December 31, 2009**
> **Filed May 21, 2010**
> **File No. 1-13882**

Dear Mr. Bernabè:

We have reviewed your response letter dated August 4, 2010 and have the following comments. As noted in our letter dated July 9, 2010, we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2009

Report of Independent Registered Public Accounting Firm, page F-2

1. We note your response to prior comment 1 and your auditors' proposed revision to their audit report. Please amend your Form 20-F to include this revised report.

Note 9 – Deferred Tax Assets and Deferred Tax Liabilities, page F-51

2. We note your response to prior comment 3. Please explain your statement that "financial statements prepared in accordance with IFRS represent the basis to determine taxable income." Based on this statement, it is unclear to us why there are differences between the carrying values and the tax bases of your assets and liabilities. In addition, please

further explain the example you provided regarding restoration costs, including your accounting for such costs in your financial statements and your tax treatment of the costs before and after the "derivation regime."

Please file all correspondence over EDGAR. You may contact Melissa Hauber, Senior Staff Accountant, at (202) 551-3368 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director